

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Phillip A. Damaska
Chief Financial Officer
Exide Technologies
13000 Deerfield Parkway,
Building 200
Milton, Georgia 30004

      Re: **Exide Technologies**
               Form 10-K for the fiscal year ended March 31, 2012
               Filed June 7, 2012
               File No. 001-11263

Dear Mr. Damaska:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brian Cascio

               Brian Cascio
               Accounting Branch Chief